ALPS Variable Investment Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

April 21, 2016

VIA ELECTRONIC MAIL

Ms. Samantha Brutlag

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

brutlags@sec.gov

Re:

ALPS Variable Investment Trust (the “Registrant”)

File Nos.  333-139186, 811-21987

Dear Ms. Brutlag:

On behalf of the Registrant, set forth in the numbered paragraphs below are the oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on February 25, 2016 to the Post-Effective Amendment No. 30 (“PEA 30”) under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 31 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s registration statement, filed on January 15, 2016, in connection with the registration of the ALPS | QMA Market Participation Portfolio (the “QMA Portfolio”).  Each comment is accompanied by the Registrant’s response.

The Registrant anticipates filing Post-Effective Amendment No. 33 (“PEA 33”) pursuant to Rule 485(b) under the 1933 Act on or about April 29, 2016, with an anticipated effective date of April 30, 2016.  PEA 33 will update and complete the Registrant’s disclosures in PEA 30, including to (i) reflect changes to PEA 30 made in response to oral comments provided by the Staff on February 26, 2016, (ii) complete certain information not previously included in PEA 30, and (iii) include certain other required exhibits.

STAFF COMMENTS: PROSPECTUS

1.

Staff Comment:  Please confirm supplementally that all fees, expenses and performance tables contained in the Rule 485(a) filing will be completed in the upcoming Rule 485(b) filing in accordance with Item 3 and Item 4 of Form N-1A.

Ms. Samantha Brutlag

April 22, 2016

Registrant’s Response:  The Registrant hereby confirms that all fees and expenses contained in the Rule 485(a) filing will be completed in the Rule 485(b) filing for the QMA Portfolio pursuant to Item 3 of Form N-1A.  Please note that, because the QMA Portfolio will not have annual returns for at least one calendar year at the time of filing the upcoming Rule 485(b) filing, the performance tables are not required at this time pursuant to Item 4 of Form N-1A.

2.

Staff Comment:  Please confirm supplementally that the termination date of the Fee Waiver/Expense Reimbursement arrangement described in footnote 3 to the table in the “Fees and Expenses of the Portfolio” section will be for no less than one year from the effective date of the QMA Portfolio’s registration statement in accordance with Item 3, Instruction 3(e) of Form N-1A.

Registrant’s Response:  The Registrant hereby confirms that the termination date of the Fee Waiver/Expense Reimbursement arrangement described in footnote 3 to the table in the “Fees and Expenses of the Portfolio” section will be no less than one year from the effective date of QMA Portfolio’s registration statement in accordance with Item 3, Instruction 3(e) of Form N-1A.

3.

Staff Comment:  Please further disclose the majority of bonds the QMA Portfolio can invest in as part of its Principal Investment Strategies as stated on pages 2 and 5, respectively.

Registrant’s Response:  The Registrant has revised the disclosure in the QMA Portfolio’s Prospectus to comply with the Staff’s request.

4.

Staff Comment:  Referring to the sub-set of risks described in the “Fixed Income Risk” under “Principal Risks of Investing in the Portfolio” on page 3 of the QMA Portfolio’s Prospectus, please add “Credit Risk,” “Change in Rating Risk,” “Interest Rate Risk,” “Liquidity Risk” and “Duration Risk” in accordance with Item 4(b) of Form N-1A.

Registrant’s Response:  The Registrant has revised the disclosure in the QMA Portfolio’s Prospectus to comply with the Staff’s request.

5.

Staff Comment:  The Staff notes that the Registrant has included a risk titled “Risks Related to Investments in Money Market Mutual Funds” in the “Principal Risks of Investing in the Portfolio” but has not disclosed that the Portfolio will invest in money market mutual funds in the “Principal Investment Strategies” section of the QMA Portfolio’s Prospectus.  Please confirm whether the QMA Portfolio intends to invest in money market mutual funds as part of its principal investment strategies and, if so, revise the disclosure in the “Principal Investment Strategies” section of the Prospectus accordingly.  If the QMA Portfolio does not intend to invest in money market mutual funds as part of its principal investment strategies, please remove the corresponding risk factor from the “Principal Risks of Investing in the Portfolio” section of the Prospectus.

Ms. Samantha Brutlag

April 22, 2016

Registrant’s Response:  The Registrant has revised the disclosure in the QMA Portfolio’s Prospectus to comply with the Staff’s request.

6.

Staff Comment:  The Staff notes that the Registrant has disclosed in the section titled “Principal Investment Strategies” that the QMA Portfolio will invest in options and futures but has not included corresponding risk of investing in such securities in the section titled “Principal Risks of Investing in the Portfolio.”  Please confirm whether the QMA Portfolio intends to invest in options and futures as part of its principal investment strategy, and if so, revise the disclosure in the “Principal Risks of Investing in the Portfolio” section of the Prospectus accordingly.  If the QMA Portfolio does not intend to invest in options and futures as part of its principal investment strategies, please remove this disclosure from that section of the Prospectus.

Registrant’s Response:  The Registrant has revised the disclosure in the QMA Portfolio’s Prospectus to comply with the Staff’s request.

7.

Staff Comment:  Referring to the section titled “Portfolio Managers” on page 4 of the Prospectus, please replace the word “since inception” for each of the Portfolio Manager’s length of service in the QMA Portfolio with month and year to comply with Item 5(b) Of Form N-1A.

Registrant’s Response:  The Registrant has revised the disclosure in the QMA Portfolio’s Prospectus to comply with the Staff’s request.

8.

Staff Comment:  Please add disclosure at the end of the “Tax Information” section on page 4 of the Prospectus to note that shareholders should contact their variable insurance contract for more information.

Registrant’s Response:  The Registrant has revised the disclosure in the QMA Portfolio’s Prospectus to comply with the Staff’s request.

9.

Staff Comment:  Referring to the second paragraph under the section titled “THE PORTFOLIO” on page 5 of the Prospectus, the Staff believes the disclosure of the other portfolios in the Trust is confusing and is not required pursuant to N-1A.  Please delete this paragraph, supplementally provide an explanation supporting the rationale for retaining this disclosure in the Prospectus or move this disclosure to another section of Prospectus.

Registrant’s Response:  The Registrant believes the second paragraph under “The Portfolio” section is not inconsistent with the requirements of Form N-1A, and provides general information regarding the Registrant (and in particular, other series of the Registrant) that is occasionally found in Item 10 and Item 11 disclosure relating to rights of shareholders. However, the Registrant will move the second paragraph to become the third paragraph under the section titled “THE PORTFOLIO.”

10.

Ms. Samantha Brutlag

April 22, 2016

Staff Comment:  Please consider adding disclosure to the third paragraph under the section titled “Investment Adviser” on page 8 of the Prospectus that states the Trustees can terminate the expense limitation agreement at any time similar to the last sentence of footnote 3 in the Annual Fund Operating Expenses table.

Registrant’s Response:  The Registrant has revised the disclosure in the QMA Portfolio’s Prospectus to comply with the Staff’s request.

11.

Staff Comment:  Please confirm that the “Performance of Similarly Managed Strategy” section that will contain the prior performance of the sub-adviser’s US Market Participation Strategy comply with the requirements under the Nicholas-Applegate Mutual Funds no-action letter.

Registrant’s Response:  Based on information provided by the Sub-Adviser and in reliance upon a certification from the Sub-Adviser relating to the accuracy thereof, the Registrant believes that the discussion of the Sub-Adviser’s US Market Participation Strategy under the heading “Performance of Similarly Managed Strategy” is consistent with the requirements of the Nicholas-Applegate Mutual Funds no-action letter.

12.

Staff Comment:  Please confirm whether there are any additional separate accounts that are substantially similar to the QMA Portfolio, and if so, please disclose.

Registrant’s Response:  Based on information provided by QMA, the Registrant has confirmed that there are no additional separate accounts managed by Quantitative Management Associates, Inc., sub-adviser to the QMA Portfolio (“QMA” or the “sub-adviser”) that are managed using an investment strategy substantially similar to the one utilized by the sub-adviser for the QMA Portfolio.

13.

Staff Comment:  Please confirm whether the sub-adviser intends to exclude separately managed accounts from the section titled “Performance of Similarly Managed Strategy” section.  If so, please explain supplementally why such accounts are excluded and why you will not consider the performance information to be misleading.

Registrant’s Response:  Based on information provided by QMA, the Registrant has confirmed that the sub-adviser will be utilizing the performance data of QMA’s US Market Participation Strategy Composite (the “Composite”), and that the Composite will include all separately managed accounts managed by QMA using an investment strategy substantially similar to the one utilized for the QMA Portfolio .

14.

Staff Comment:  Please confirm supplementally whether the differences disclosed in the second paragraph of the section titled “Performance of Similarly Managed Strategy” do not alter the conclusion accounts are substantially similar.

Registrant’s Response:  Based on information provided by QMA, the Registrant confirms the differences disclosed in the second paragraph of the section titled

Ms. Samantha Brutlag

April 22, 2016

“Performance of Similarly Managed Strategy” do not alter the conclusion that accounts are substantially similar.

15.

Staff Comment:  Please confirm supplementally whether any sales loads will be deducted from the performance returns.  If so, please revise the disclosure in the third paragraph of the section titled “Performance of Similarly Managed Strategy” accordingly.

Registrant’s Response:  The Registrant has confirmed there are not any sales deducted from the performance returns in the “Performance of Similarly Managed Strategy” section.

16.

Staff Comment:  Please confirm the Total and Average Annual Returns table will be displayed in the format as specified under or substantially similar to Item 4(b)(2)(iii) of Form N-1A.

Registrant’s Response:  The Registrant hereby confirms that the Total and Average Annual Returns tables will be displayed in the format substantially similar to Item 4(b)(2)(iii) of Form N-1A.

17.

Staff Comment: Please confirm the QMA Portfolio has the records from the sub-adviser to substantiate related performance information once completed if so requested by the Staff as required under Section 204 and Rule 204-2 of the 1940 Investment Advisers Act.

Registrant’s Response:  The Registrant has confirmed the QMA Portfolio has the records from the sub-adviser to substantiate related performance information as required under Section 204 and Rule 204-2 of the 1940 Investment Advisers Act.

18.

Staff Comment: Please further describe the Disruptive Trading Policies as mentioned in the first sentence of the fourth full paragraph under the “Excessive Trading and Market Timing Activities Section.”

Registrant’s Response:  The Registrant has revised the disclosure in the QMA Portfolio’s Prospectus to comply with the Staff’s request.

19.

Staff Comment: Please confirm supplementally that the first sentence of the fifth full paragraph under the section titled “Excessive Trading and Market Timing Activities Section” is accurate.  If so confirmed, please state supplementally whether each Insurer, Retirement Plan or intermediary has policies and procedures to govern their respective market timing restrictions and revise the disclosure to describe such policies and procedures in the Prospectus.

Registrant’s Response:  The Registrant confirms that the disclosure with respect to the first sentence of the fifth full paragraph under the section titled “Excessive Trading and Market Timing Activities Section” is accurate. The Registrant requires that every Insurer, Retirement Plan or intermediary enter into an agreement pursuant to Rule 22c-2 of the

Ms. Samantha Brutlag

April 22, 2016

1940 Investment Company Act when making shares of the Registrant available to purchase by its client shareholders to document the Insurer, Retirement Plan or intermediary have adopted policies and procedures reasonably designed to discourage disruptive trading activities.

20.

Staff Comment: Please file a completed response letter to these comments with the Staff at least one full calendar week prior to filing an effective registration statement for the QMA Portfolio.

Registrant’s Response:  The Registrant has complied with the Staff’s request.

* * *

The Registrant hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact me at 720.917.0711.

Very truly yours,

/s/ Alex J. Marks

Alex J. Marks

Secretary

ALPS Variable Investment Trust

cc:

Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP

JoEllen L. Legg, Esq., Assistant General Counsel, ALPS Fund Services, Inc.